Exhibit 99(a)
                           PRESS RELEASE

FOR IMMEDIATE RELEASE
THURSDAY
SEPTEMBER 10, 1998


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        INVESTOR RELATIONS
                        TCBY ENTERPRISES, INC.
                        (501) 688-8229


               TCBY REPORTS IMPROVED OPERATING RESULTS FOR
                      FIRST NINE MONTHS OF 1998

                  OVER 300 LOCATIONS UNDER DEVELOPMENT


LITTLE ROCK, AR - (Thursday, September 10,1998) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the first nine months of 1998 increased to $9,944,623, or $.43 per basic share and $.41 per diluted share, from $7,701,787, or $.32 per share (basic and diluted), for the same period in 1997. Net income for the third quarter of 1998 increased to $5,676,067, or $.25 per basic share and $.24 per diluted share, from $4,325,146, or $.18 per share (basic and diluted), for the same period of 1997. These results include an after-tax gain on the sale of Company assets of approximately $1,385,000, or $.06 per share (basic and diluted).

Sales and franchising revenues for the first nine months of 1998 were $82,974,543 compared to $83,793,631 in 1997.
Sales and franchising revenues for the third quarter of 1998 were $32,868,428 as compared to $34,137,907 last year. The 1997 revenues include several items that impact the comparison of current revenues including: sales of approximately $2.5 million to a private label customer on a one-time basis; sales of $1.2 million from Carlin Manufacturing, Inc., a TCBY subsidiary which was sold in July, 1997; and a difference in initial international development fees of $1 million. The Company continues to realize sales and franchising benefits from its development of co-branded locations with other food or petroleum operations. Over 300 co-branded and traditional locations have been opened during 1998.

"We remain committed to the expansion of the TCBY brand in both our traditional and co-branded locations," said Frank
D. Hickingbotham, Chairman and Chief Executive Officer. "We still face a competitive marketplace, and dairy prices have continued to increase, thus impacting other progress that has been made. We believe that our opportunities for growth through both continued expansion of TCBY locations, and the development of private label production opportunities, remain strong."

There were 2,964 TCBY(registered) and Juice Works(registered) locations open, as well as several thousand retail points of sale for TCBY products worldwide, at the conclusion of the third quarter of 1998. In addition, there were over 300 TCBY locations under agreement for development.

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to 3 million shares of its outstanding common stock. During the second quarter of 1998, the Company completed this authorization. In December, 1997, the Board of Directors authorized the purchase of an additional 2 million shares of the Company's stock. To date, the Company has purchased over 212,000 shares under this authorization. Purchases have been made utilizing the Company's cash resources.

This release contains forward-looking statements based on certain assumptions regarding U. S. and foreign economic conditions, competition, cost of raw materials (as previously announced, dairy prices during 1998 have exceeded historical levels), unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward looking statements. Thus, the Company cautions readers not to place undue reliance on any forward looking statements, which speak only as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelties products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY(registered) and Juice Works(registered) brands.


                           TCBY Enterprises, Inc.
                       Selected Financial Highlights
                     ($000, Except Per Share Amounts)
                                (Unaudited)

                                 Quarter Ended      Nine Months Ended
                              Aug. 30    Aug. 31   Aug. 30    Aug. 31
                               1998       1997       1998      1997
Operating Results
Sales & Franchising Revenue   $ 32,868  $ 34,138  $ 82,975  $ 83,794
Net Income                    $  5,676  $  4,325  $  9,945  $  7,702
Basic Earnings Per Share      $    .25  $    .18  $    .43  $    .32
Average Shares Outstanding      23,131    23,881    23,290    24,168
Diluted Earnings Per Share    $    .24  $    .18  $    .41  $    .32
Diluted Shares                  23,872    24,318    24,065    24,388
Dividends Paid Per Share      $    .05  $    .05  $    .15  $    .15

                                        August 30       November 30
                                          1998             1997
Financial Position
Current Assets                          $ 50,679        $ 46,226
Current Liabilities                     $ 13,862        $ 11,694
Property, Plant & Equipment, net        $ 36,545        $ 40,341
Total Assets                            $ 99,134        $ 99,264
Long-term Debt, less current portion    $  3,745        $  6,298

Stockholders' Equity                    $108,243        $ 97,687
  Less Treasury Stock                   $(29,813)       $(20,262)
Total Stockholders' Equity              $ 78,430        $ 77,426
